Form 40-F
period 2006-12-31
Lundin Mining CORP
filed 2007-04-03
CIK 1377085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

□	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2006	Commission File number: No. 001-33086

LUNDIN MINING CORPORATION
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary standard industrial classification code number)

Not applicable
(I.R.S. employer identification number)

Suite 2101
855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842
(Address and telephone number of registrant's principal executive office)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of December 31, 2006:  284,800,065

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes □	No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☑	No □

DISCLOSURE CONTROLS AND PROCEDURES

Lundin Mining Corporation (the “Registrant”) maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the “SEC”).  The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and have concluded that, as of such date, the Registrant's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in reports it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Except as disclosed under “Evaluation of Disclosure Controls and Procedures” and “Internal Controls over Financial Reporting” of the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F, there was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Report On Internal Control Over Financial Reporting

This Annual Report on Form 40-F does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

  AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that all members of the Audit Committee of the Board of Directors are financially literate within the meaning of the American Stock Exchange's listing standards and that at least one member serving on its Audit Committee qualifies as an “audit committee financial expert” as such term is defined in the rules and regulations under the Exchange Act.  Mr. Dale C. Peniuk has been determined to be such audit committee financial expert and is independent, within the meaning of the American Stock Exchange's listing standards applicable to the Registrant.

The SEC has indicated that the designation of Mr. Dale C. Peniuk as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics entitled “Code of Conduct and Ethical Values Policy” that applies to all directors, officers and employees of the Registrant, including its principal executive officer and principal financial officer.  A copy of this Code of Ethics is attached hereto as Exhibit 8, and a copy can be obtained, free of charge, by contacting the Registrant at the following address: Lundin Mining Corp, Att. Chief Financial Officer, Hovslagargatan 5, SE-111 48 Stockholm, Sweden.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Item 10.4, “Audit Committee – External Auditor Service Fees,” of the Registrant's Annual Information Form, which is an exhibit to this Annual Report on Form 40-F.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time.  Any approvals by the Chair are reported to the full Audit Committee at its next meeting.  All of the services described in the Annual Information Form under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees,” “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See note 18 to the Registrant's Audited Financial Statements for the Years Ended December 31, 2006 and 2005, which is an exhibit to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See “Major Contractual Obligations” of the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are Dale C. Peniuk (Chairman), Donald K. Charter and William A. Rand.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.

Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

LUNDIN MINING CORPORATION

Date:	March 31, 2007	By: /s/ Kevin Hisko
Name: Kevin Hisko
Title: Corporate Secretary

EXHIBIT INDEX

Exhibits	Description
23.1	Consent Letter from PricewaterhouseCoopers LLP
23.2	Letter of consent of John R. Sullivan
23.3	Letter of consent of Watts, Griffis and McOuat Limited
23.4	Letter of consent of Stephen B. Cheeseman
23.5	Letter of consent of G. Ross MacFarlane
23.6	Letter of consent of Per Hedström
23.7	Letter of consent of Lars Malmström
23.8	Letter of consent of Adam Wheeler
23.9	Letter of consent of Mike Lowther
23.10	Letter of consent of Paul McDermott
23.11	Letter of consent of Guy Lauzier
23.12	Letter of consent of Bob Carmichael
23.13	Letter of consent of Neil Burns
23.14	Letter of consent of Wardell Armstrong International Ltd.
23.15	Letter of consent of Mark L. Owen
99.1	Annual Information Form for the Year Ended December 31, 2006
99.2	Management's Discussion and Analysis of Results of Operations and Financial Condition
99.3	Audited Financial Statements for the Years Ended December 31, 2006 and 2005
99.4	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Code of Conduct and Ethical Values