Form 40-F
period 2007-12-31
Lundin Mining CORP
filed 2008-04-01
CIK 1377085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

□	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2007	Commission File number: No. 001-33086

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

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of December 31, 2007:  392,489,131

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

DISCLOSURE CONTROLS AND PROCEDURES

Lundin Mining Corporation (the "Registrant") maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission (the "SEC"). The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and have concluded that, as of such date, the Registrant's disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Registrant in reports it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC due to a material weakness identified and described below under Management’s Report on Internal Control over Financial Reporting.

Except as disclosed below under "Report on Internal Control Over Financial Reporting" and under "Evaluation of Disclosure Controls and Procedures" and "Internal Controls over Financial Reporting" of the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F, there was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The Registrant’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Registrant’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Registrant’s management assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Management's assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2007 excluded Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), which the Registrant acquired on July 17, 2007. Rio Narcea is a wholly-owned subsidiary of the Registrant. Rio Narcea’s total assets, total revenues and net loss represent $840 million, $76 million and $20 million, respectively, of the related consolidated financial statement amounts of the Registrant’s consolidated total assets, total revenues and net loss as of and for the year ended December 31, 2007. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the SEC.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Registrant’s management has concluded that, as of December 31, 2007, the following material weaknesses in internal control over financial reporting existed.

At December 31, 2007, the Registrant did not have the required complement of personnel with appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to be able to prepare and review consolidated financial statements commensurate with the complexity of the Registrant’s financial reporting requirements. This material weakness contributed to the material weaknesses in the controls over the allocation of purchase price of Rio Narcea, the accounting for the impairment of goodwill and long lived assets and the calculation of current and future income taxes. These control deficiencies resulted in material audit adjustments in the consolidated financial statements for the year ended December 31, 2007.

These control deficiencies could result in misstatements of the Registrant’s financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Registrant’s management has concluded that these control deficiencies constitute material weaknesses.

As a result of the material weaknesses in internal control over financial reporting described above, the Registrant’s management, including the CEO and CFO, concluded that, as of December 31, 2007, the Registrant’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

To address the material weakness described above, management intends to establish a project to redesign the financial reporting process with a view to implementing the redesigned process prior to the 2008 year end. The financial reporting team is to be strengthened and consideration is being given to retaining an in-house tax specialist.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that all members of the Audit Committee of the Board of Directors are financially literate within the meaning of the New York Stock Exchange’s listing standards and that at least one member serving on its Audit Committee qualifies as an "audit committee financial expert" as such term is defined in the rules and regulations under the Exchange Act. Dale C. Peniuk has been determined to be such audit committee financial expert and is independent, within the meaning of the New York Stock Exchange’s listing standards applicable to the Registrant.

The SEC has indicated that the designation of Mr. Peniuk as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics entitled "Code of Conduct and Ethical Values Policy" that applies to all directors, officers and employees of the Registrant, including its principal executive officer and principal financial officer. A copy of this Code of Ethics is available on the Registrant’s website at www.lundinmining.com. The contents of the Registrant’s website are not and shall not be deemed to be incorporated by reference in this Annual Report on Form 40-F or any filing which incorporates this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Item 10.4, "Audit Committee – External Auditor Service Fees," of the Registrant’s Annual Information Form, which is an exhibit to this Annual Report on Form 40-F.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The Registrant's Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. All of the services described in the Annual Information Form under "Principal Accountant Fees and Services" under the captions "Audit-Related Fees," "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See note 15 to the Registrant's Audited Financial Statements for the Years Ended December 31, 2007 and 2006, which is an exhibit to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See "Major Contractual Obligations" of the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.

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

LUNDIN MINING CORPORATION

Date:	March 31, 2008	By:	/s/ Kevin Hisko
Kevin Hisko
Corporate Secretary

EXHIBIT INDEX

Exhibits	Description

1.	Annual Information Form for the Year Ended December 31, 2007

2.	Management’s Discussion and Analysis of Results of Operations and Financial Condition

3.	Audited Financial Statements for the Years Ended December 31, 2007 and 2006

23.1	Consent Letter from PricewaterhouseCoopers LLP

23.2	Letter of consent of Per Hedström

23.3	Letter of consent of Lars Malmström

23.4	Letter of consent of Mike Lowther

23.5	Letter of consent of Paul McDermott

23.6	Letter of consent of Guy Lauzier

23.7	Letter of consent of Neil Burns

23.8	Letter of consent of Alan Noble

23.9	Letter of consent of John Nilsson

99.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002