Form 40-F
period 2008-12-31
Lundin Mining CORP
filed 2009-03-31
CIK 1377085

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 31, 2008	Commission File number: No. 001-33086

LUNDIN MINING CORPORATION
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

1000
(Primary standard industrial classification code number)

Not applicable
(I.R.S. employer identification number)

150 King Street West
Suite 1500
Toronto, Ontario
Canada M5H 1J9
(416) 342-5560
(Address and telephone number of registrant's principal executive office)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares outstanding as of December 31, 2008: 487,433,771

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13(d) or 15(d) of the Exchange Act during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒	No ☐

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

     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     The Registrant’s management has evaluated the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Registrant’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2008.

     The effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included with the Registrant’s Audited Financial Statements, which are an exhibit to this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting

     Except as disclosed under "Management’s Report on Internal Controls – Controls and Procedures – Changes in internal control over financial reporting” in the Registrant's Management's Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F, there was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

     See Item 10.7, "Audit Committee – External Auditor Service Fees (By Category)," of the Registrant’s Annual Information Form, which is an exhibit to this Annual Report on Form 40-F.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

     The Registrant's Audit Committee pre-approves all audit services and permitted non-audit services provided to the Registrant by PricewaterhouseCoopers LLP. The Audit Committee has delegated to the Chair of the Audit Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting. None of the services described in the Annual Information Form under "Principal Accountant Fees and Services" under the captions "Audit-Related Fees," "Tax Fees" and "All other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     See note 16 to the Registrant's Audited Financial Statements for the Years Ended December 31, 2008 and 2007, which is an exhibit to this Annual Report on Form 40-F and “Off-Balance Sheet Financing Arrangements” of the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     See "Contractual Obligations and Commitments" of the Registrant’s Management’s Discussion and Analysis of Results of Operations and Financial Condition, which is an exhibit to this Annual Report on Form 40-F.

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

LUNDIN MINING CORPORATION

Date: March 31, 2009

By:  /s/ Philip J. Wright
        Name: Philip J. Wright
        Title: Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1.*	Annual Information Form for the Year Ended December 31, 2008

2.	Management’s Discussion and Analysis of Results of Operations and Financial Condition (incorporated by reference to Exhibit 99.2 of the Registrant’s Form 6-K furnished to the Commission on February 27, 2009)

3.	Audited Financial Statements for the Years Ended December 31, 2008 and 2007 together with the Auditors’ Report thereon (incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K furnished to the Commission on March 6, 2009)

23.1*	Consent Letter from PricewaterhouseCoopers LLP

23.2*	Letter of consent of Mark Owen

23.3*	Letter of consent of Owen Mihalop

23.4*	Letter of consent of Juan Alverez

23.5*	Letter of consent of Juan Pablo Gonzalez

23.6*	Letter of consent of Neil Burns

23.7*	Letter of consent of Per Hedström

23.8*	Letter of consent of Lars Malmström

23.9*	Letter of consent of John Nilsson

23.10*	Letter of consent of Ronald G. Simpson

23.11*	Letter of consent of William C. McKenzie

23.12*	Letter of consent of Stephen Gatley

23.13*	Letter of consent of Sia Khosrowshahi

23.14*	Letter of consent of Doug Syme

99.1*	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2*	Certifications pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* filed herewith